Filed by Capitol Acquisition Holding Company Ltd. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Capitol Acquisition Corp. III
Commission File No.: 001-37588

On March 20, 2017, Capitol Acquisition Corp. III hosted a conference call to discuss its previously announced proposed business combination with Canyon Holdings (Cayman) L.P. and Canyon Holdings S.a r.l. The following is a transcript of that conference call.

*******

March 20, 2017

Officers

Dyson Dryden; Capitol Acquisition Corp. III; President, CFO

Mark Ein; Capitol Acquisition Corp. III; Chairman, CEO

Kevin Akeroyd; Cision; CEO

Jack Pearlstein; Cision; EVP, CFO

Presentation

Operator: Good morning, and welcome to the conference call. All participants will be in listen-only mode. (Operator Instructions)

Please note that this call is being recorded.

I would now like to turn the conference over to Dyson Dryden. Please go ahead.

Dyson Dryden: Good morning, and thank you for joining us on today's investor conference call to discuss Capitol's proposed combination with Cision, the leading global provider of cloud-based earned media solutions.

Our press release announcing the transaction, as well as an investor presentation, were issued earlier today and are both available on Capitol's website.

Our call today contains forward-looking statements concerned with the proposed transaction between Capitol and Cision. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from the expected results. Most of these factors are outside the parties' control and difficult to predict.

These forward-looking statements include, without limitation, Capitol and Cision's expectations with respect to future performance, anticipated financial impacts of the transaction, approval of the transaction by security holders, the satisfaction of the closing conditions to the transaction, and the timing for the completion of the transaction.

The forward-looking statements made on this call are only made as of this date, March 20th, 2017. You're advised to read, when available, Capitol's filings with the Securities and Exchange Commission, including its proxy statement to be issued in connection with the solicitation of proxies for the annual meeting of stockholders to approve the transaction, because these documents contain important information about the transaction and the participants' interests in such transaction.

These documents can be obtained, without charge, at the SEC's website, www.sec.gov.

Now I'd like to turn the call over to my partner, Mark Ein, Chairman and CEO of Capitol.

Mark Ein: Thank you, Dyson, and we are thrilled today to talk to everyone about our announced merger with Cision. For those investors who've invested with us for a while and the others of you who know of us, you know that what we like to do with capital is to find large trends and get ahead of them, back world-class teams, make our investments, and then spend considerable time helping to build those businesses.

With Capitol I, shortly after the financial crisis, we took advantage of the dislocation in the mortgage market and before the housing recovery, and created Two Harbors, which today is one of the leading mortgage REITs in the world, with a market cap, including the Silver Bay spin-off of over $4.5 billion.

With Capitol II, we invested in Lindblad Expeditions, which capitalizes on the trend of both the large and growing baby boomer generation and also the broader societal trend of people wanting to invest their money in experiences rather than material goods.

Today, with Cision, we're here to talk to you about the large growing and important trend of the importance of earned media. Anyone who studies disruptive brands or, in politics, even disruptive candidates, understands the importance and the efficacy and the high ROI of earned media, and Cision is the leader in managing that form of communications.

Cision is to the PR and communications professional what Bloomberg is to the finance professional, what LinkedIn is to the HR professional, and what Salesforce is to the sales professional. It is the industry standard.

So if we turn to page 1, we'll go through our investment thesis and our investment highlights.

I talked a bit about the compelling market opportunity and the shift in corporate budgets from paid advertising to earned media, as a result of the proven efficacy of this form of communication.

Secondly, Cision is the leader in this space, with over $600 million of annual revenues. It's a $3 billion global market today. Cision generates those revenues from a complete platform of products that cover each major PR category, media monitoring, analysis, database, and distribution.

2

The Company has a highly attractive, highly diversified recurring revenue model. 82% of its revenues come from subscription or recurring revenue. Renewal rates are 82%. And the top 25 of its 75,000 customers represent only 3% of its revenues.

The Company has over $200 million of adjusted EBITDA, and 87% of that EBITDA flows to free cash flow. So there's attractive and rapid debt pay-down opportunity for the Company.

I mentioned that Cision is the industry standard for the communications professional, and they have developed the next-generation platform, called the Cision Communications Cloud, or C3. This also follows the other trend of all parts of the enterprise going to SaaS-based/cloud-based offerings. And Cision has now developed that offering for the communications professional.

The Company and GTCR, the sponsor that has built Cision, have deep expertise in acquiring and integrating complementary companies. And we see Cision, post this transaction, as a very good platform to continue those opportunities to do strategic and other tuck-in acquisitions.

The Company has a robust pipeline of acquisitions that they have in mind, and it was one of the reasons for this go-public transaction.

We're very fortunate and we have on the call today Kevin Akeroyd, the CEO, and Jack Pearlstein, the CFO, who is just a terrific team.

Kevin came to Cision last year from Oracle, where it built the marketing cloud which is the analogous to what Cision is doing in the earned medial cloud is what Oracle did for the marketing cloud. Kevin built that at Oracle, and he is now excited to join Cision and do that here.

Jack has -- this is Jack's fifth company for GTCR, three of which completed IPOs and the fourth was sold. And I believe that every one of the IPOs ultimately was sold, too. So Jack's a very experienced public market CFO.

As I think all of you know, our previous two SPAC transactions have been very successful and GTCR's one of the most successful private equity firms in the nation and has a long track record of investing and building and growing technology companies.

Lastly, and we'll come back and talk about this later, you'll see that we are creating this transaction at a good discount to comparable publicly traded companies, while you'll see that Cision's financial metrics compare favorably to that comparable set.

I'd say that everyone around this transaction recognize the importance of launching Cision as a public company in a way that attracts the best investor base and also makes its initial shareholders feel good about the company at the launch.

3

So with that, I'd like to turn it over to Kevin Akeroyd, the CEO of Cision.

Kevin Akeroyd: Thank you, Mark. I am going to start with slide 2 in the prepared material. As Mark mentioned, Cision is the go-to SaaS platform for communication professions and we are to communications what Salesforce is to sales, what LinkedIn is to HR, what Bloomberg is to finance.

We are one of a couple screens that starts their day. They're in the application all day, can't do their job without it, and is the last application they leave during their work day.

To be in this position benefits the Company very, very well. One, when you become this standard, we can go capture the next 75,000 customers faster and easier than we captured the first 75,000.

We are the ones driving the technology and transformation innovation inside this line of business, given our installed base position.

And finally, you can actually, with this large install base, monetize lots and lots of incremental offerings as we add them into the fold, and it puts the Company in a very, very good position.

If we go to the next slide, a day in the life of this communications professional is a relatively complex one and requires a pretty comprehensive suite of solutions, and that's exactly what Cision has put together.

To put it simply, these folks have to, if I'm driving the reputation, public perception, the story, and the communication from a brand, I've got to influence a lot of people. And I need to actually determine which influencers matter, be they reporters, be they bloggers, be they academics, be they social personas with heavy followings, I need to understand the influencers out there that can help me tell my story and help me amplify my story.

And there's millions of them out there. So to find the right influencers and find about our relationship and what they cover and what they speak about, we call that the Media Database offering here on the slide, and that is the first thing Cision does.

Once I've identified the right influencers, I've got to actually put the right content in front of them. So I use from a content, from a workflow, from a campaign management standpoint, and then, ultimately from a distribution, getting our content out to the reporters or the journalists or the bloggers via email, via web, and via vast distribution network. We call that Media Distribution.

Third, I've got to see how I did. I pushed it out to a couple thousand influencers and a lot of big distribution. How many even picked it up? How many of them actually wrote it? How many of them actually embedded some of my press release or my infographics?

4

We call that Monitoring, basically to see how my campaigns and the content I put out there are doing.

And finally, I've got to actually analyze performance of the campaigns. I've got to look at sentiment. How well is it being perceived? I've got to look at perception. And I've got to look at competitive benchmarks such as share of voice versus my overall competitors and how they're doing out there in key metrics. And we call that Media Analysis.

The fact that the Company has all of those under one roof is a very important thing to the communication professional. As you can see with the various leading acquisitions that the Company has done, along the bottom, you can see which companies actually specialized in which product offerings. We have acquired all these businesses. We have integrated them seamlessly, and now we're offering all this capability in one platform.

But as important, as you go onto the next slide, this comprehensiveness of product set differentiates the Company materially, the scale, breadth, and depth of each, with the number of media influencers on the database, whether it is the scale of the distribution, so the scale on the reach of the Company's product set is also differentiating. And then finally the global reach.

So you can see illustrated on this slide, even if you like Kantar Media, for instance, they've only got half the product set. It's not as scalable. It's not as good. It's not as deep. And they can only help me in Europe. They can't help me in the rest of the world.

Even if I like Disentia, they've only got half the product suite. It's not as good. It's not as depth. It's not as -- hasn't been able to reach. And they can only help me in Australia or Southeast Asia.

So this becomes a very competitive differentiation for the Company as we look to serve communications professionals that need to tell a global story, rather than just a country-specific story.

If you go to the next slide, this articulates a little bit further just how deeply interwoven into the fabric of this industry is. Certain software actually dictates whether you get jobs in certain industries.

So, for instance, if I'm an executive assistant or I'm a secretary, I really am not going to get the job if I don't know Microsoft Office Suite. If I'm a sales operations professional, I'm not going to get the job if I don't know Salesforce.com and I don't have certification in Salesforce.com.

This slide is a real live example, as Nordstrum looks to actually add a public relations professional to their company. You can see down here right in the job description that one of the requirements is that you're actually certified in Cision. So if you don't know Cision, you don't actually get the job. This is how pervasive the Company is inside the industry.

5

If you go to the next slide, as Mark mentioned, this is a very large and diversified customer base. We certainly are the enterprise leader, with over 90% of the brands in the world and well over 90% of the top PR and communications agency brands in the world work with Cision.

So we are the enterprise play. However, it's a very diversified customer base. Less than 3% of the revenue is comprised by the Company's top 25 customers. So very diversified. Tens of thousands of middle market customers. Tens of thousands of small business customers. Very diversified by vertical industry, by B2B versus B2C, by small, medium, and large.

It's a loyal customer base with renewal rates in the 80s. 82% of the revenue recurs by a subscription or recurring. And while we have some very small customers that only may spend a couple grand with us a year, we've got very large customers that spend almost $4 million a year.

So a fantastic customer asset for the organization.

If you look at the next slide, this is just a reiteration of the global reach. [One of just] the facts. This is where we are. This is the countries we work in. This is where the office locations are. The pie chart to the right actually shows the revenue distribution by region, by country.

And as I mentioned before, this is also, very importantly, a competitive differentiation slide, because we are the only ones in the industry from companies that want to actually [do] this communications globally, they can actually show them this chart and show them this coverage.

We go to the next slide, slide 8, very strong management team is also an asset for the Company and differentiation in the industry. What this management team is, is the absolute best of the best of folks that have deep domain expertise, heritage, and pedigree, and the existing point solution, wire, monitoring, and other PR software pieces of business, mixed with a lot of people that have been through similar cloud platform, similar integration and businesses that are trading categories at this level of scale - folks from Oracle, from Adobe, from Salesforce.com, from Marketo.

So a very good management team, really helps the organization capitalize on the opportunity that we got in front of us.

If we go to the next slide, slide 9, industry overview, Mark mentioned this a little bit, and I'll reiterate. This is one of the most important trends in the industry that is big wind in the Company's sails.

The consumer trust, the credibility, the trust, and, more importantly now, purchase decisions, is actually in earned media. It is the most effective media out there. The least effective media is the paid media.

6

Yet, you look at the balance of investment for this decade, the CMO and the corporation have been leaning very, very heavily and have invested very, very heavily in paid media. It's why company's like Google and Facebook are so valuable.

But faced with this imbalance, there is a material move underway as we speak to actually shift money out of the ineffective paid media and over into the earned media. And as that investment shift shifts, it puts Cision in a very good position to capitalize on that opportunity.

If you go to the next slide, most of the communications officers report up through the CMO or the budgets are tied to the marketing budget. This is a positive thing for us, because marketing is now the line of business that is going to be the single biggest technology spender in the corporation.

Those budgets, as I just mentioned, are shifting out of paid and into earned. Earned is less effective. The CMO knows that almost two out of three consumers are actively actually buying ad-free services or investing in ad blocking services. So not only is it declining in efficacy, the consumers are actively investing out of their own pockets to block it.

As those dollars shift from paid to earned, we have built the mousetrap that they want to shift it into. Rather than a whole bunch of discrete point applications, they want fully integrated SaaS platforms with these closed-loop capabilities, that's what they want to shift the money into. That is the mousetrap that we have built with Cision Communication Cloud.

And finally, that positions us very well to not only take dramatic share in the existing PR software marketplace, it positions us very well to play in the much larger addressable market of digital marketing software and the very large data content media and marketing software total addressable markets.

Go to the next slide, a great comparison is this transformation has literally happened in paid media and owned media inside the CMO's world very recently. Some very large acquirers - Adobe, Oracle, Salesforce.com, they're taking a similar approach for paid media. They've acquired a lot of best-of-breed point solutions and they've integrated them into these platforms.

And, as Mark mentioned, I was there at Oracle. I was the one that built the Oracle one.

And a couple key points here. As we do that, over $4 billion in SaaS spends just over the last four years have shifted from the point solutions to these integrated platforms from these three vendors.

7

The second big point is that the growth rates, as you can see, right, very large growth rates. 28% for Adobe. 38% for Salesforce.

As these businesses get bigger, the growth rates actually accelerate. These things are like snowballs going downhill. There's no peaking off. It actually gets bigger if they go along. So you're seeing much higher growth rate as a platform than is point solutions.

And third and very importantly, again, these folks only do it for paid and owned. They do not do it for earned.

So Cision is the company that is doing this, taking point solutions and integrated platforms, and we'll be the definitive [stack] for earned, as these guys are for paid and owned.

And to reiterate, it puts us very -- in good position on slide 12, to capitalize on a larger marketing software addressable market and the much larger content data in media and overall digital marketing spend.

So we step over into growth strategy, which is on slide 13. How will these things progress? First step is we acquire the right category leaders. That is exactly what GTCR, the sponsor, and Cision have been up to the last two and half years. We've gone out and bought the category leaders in the big point solution categories we needed to. So that step is complete.

Next, you take those point solutions and you roll out integrated cloud platforms. That is the Cision Communication Cloud. That is what the Company launched in Q4 of 2016. So this is underway and we are rapidly developing it.

The next step after you do that is, there are latent data assets, one [resident] in the platform, and two that are created by the platform, that allow the Company to monetize and differentiate along some big data initiatives, which I will elaborate on in the next couple of slides.

But this becomes increasing differentiation for the SaaS-backed and a very large incremental data monetization opportunity as well.

And finally, when we have built this [virtuous] circle and we are the definitive platform, rather than just the definitive application leader, we will be able to capitalize on this PR and communications function leadership and be able to tack on incremental earned media opportunities and expand into the overall earned media spend inside the CMO's organization, which is a big part of what this transaction is about, is to give us the ability to go do that.

Next slide, on 14, again this is the integrated platform. This is C3, or Cision Communication Cloud. The rollout has been very good. Well over 1,000 customers have actually either been migrated over to or have come into the Company new. So Cision Communication Cloud has been met with a big success in the marketplace so far and is growing rapidly.

8

On slide 15, again, I have taken all of these capabilities and the fact that the gray bars down the left there are all integrated in one platform, that's big innovation.

And now, as you can see across the right, we will simply be able to do a lot more integration, a lot more feature richness, a lot more value in the solution over time, just as any other SaaS or cloud platform provider can do.

So the customer will continue to get increasing value exponentially in a SaaS model from the Company as we grow and expand Cision Communication Cloud.

The next slide, 16, is probably one of the most important things about the opportunity. The PR Newswire acquisition, which was consummated in June of last year, very strategic asset for a number of reasons, probably the most important is that this is a distribution network of digital properties that is over 10,000 big. The company has got the [pipes laid] into these, is in the content management solution set in these, and publishes content out to them every day.

This distribution network sees several hundred million unique users every single day. So Cision is now actually, with what we call the Cision ID, identifying each one of those individual users with industry-standard pixeling and tagging technology. We now can develop a mini-hundreds of millions, if not billions, audience profile that will have not only audience data provider, but we will be able to link it back to the traditional PR metrics, because the biggest problem in this industry right now is the communications professional can only show this is how many influencers actually covered my content. This is how many reporters or how many bloggers actually covered me.

Now they will be able to say, those bloggers reached 20 million unique individuals. Here's how many of those engaged. Here's who they are from a demographic or a bizographic or firmographic standpoint. And most importantly, this is what they did after they read our earned media. They went to websites. They went to shopping carts. They went to lead forums, and they ultimately purchased from the company.

So the communications professional is going to be able to show real tangible hard ROI in attribution, rather than the traditional vanity metrics. And when this happens, it is going to take the trickle of paid media, the earned media investment right now, and really widen it, and we'll turn that trickle into a flood, because the communications professional will finally be able to show tangible business results the way the paid earnings can.

When you do that, the next slide, not only does it help you actually drive price, drive market share, drive (inaudible), and drive churn down on your SaaS business, so on the left, it really dramatically helps you grow your SaaS business aggressively with brands, it also opens up the opportunity to monetize the data in key use cases like selling directly to the ad networks, a Comcast, a Google, a Facebook. And this is a multiple billion-dollar data monetized directly into the advertising network, independent of the SaaS metric.

9

So this opens up a very big, nine-figure incremental business opportunity for the Company.

And finally, as mentioned, once we are here, it will make a lot of sense to take some additional earned media categories, employee amplification, perhaps, ratings and reviews, influencer marketing, and plug them into this large distribution platform with lots of customers, and continue to consolidate and expand into other areas of the earned media spend inside the CMO's budget.

So with that, I will turn the baton over to Jack Pearlstein, to give us a financial overview.

Jack Pearlstein: Thanks, Kevin. And I'm going to pick up on slide 19. I want to thank Mark for the flattering introduction at the top of the call. And I'm excited to be here. This is my fifth transaction with GTCR. As Mark mentioned, three of them were taken public and then ultimately sold. The fourth one was also sold back in late 2013.

And this transaction, as far as I sit, has really the most similarity with a transaction that I took public, call Solera.

This is a business that is highly subscription-based, extremely predictable in recurring revenue. There are quite a few operating levers that we have to drive the business and profitability. It's got low CapEx, which drives lots of free cash flow. And there are a lot of opportunities, both large and small, to go out and consolidate with good, accretive, strategic acquisitions.

We closed the acquisition of PR Newswire in June of 2016. That was really a milestone in creating the business that we have today. Essentially, $613 million of pro forma revenue for 2016, over 80% which is recurring in nature.

Kevin mentioned the launch of the Cision Communications Cloud. And we've also been busy over the last six, seven months, post a transaction with PRN, really just cross selling to each other's customer set and each other's customer base.

We've sold almost $10 million of annual contract value through that cross sell. And that's what's going to drive the majority of our near-term growth in 2017 and 2018.

And in the bottom of the chart here, you can see the revenue growth graph, very modest growth in the end years, again driven by the cross sell, rolling out the Cision Communication Cloud.

And as we move out to 2018, 2019, and beyond, we start to pick up and realize the enhancements to the current product suite, the data monetization that Kevin talked about in the last couple slides, and the ability to provide deep analytics to customers.

10

On slide 20, as I mentioned before, this is a very profitable business. Today we're in the low 30s in terms of EBITDA margin on a pro forma basis in 2016.

Part of the PR Newswire acquisition afforded us roughly $57 million of synergies. We've completed just about half of that already, but the remaining half of that, which I'll get to on the next slide, as well as some of the modest growth that I talked about here in the end years, is going to be the primary driver of almost 600 basis points of EBITDA margin expansion between 2016 and 2018.

Beginning in 2018, as I mentioned before, that high margin data analytics offering that we'll begin to roll out and sell to our customers is going to drive even further margin expansion. And our expectation as we get out into 2019, 2020, we'll be in the low to mid-40% range in terms of EBITDA margin.

On slide 21, as I mentioned, the PR Newswire synergies, total goal for us with that transaction was $57 million. $28 million of cost has already been actioned. We expect to really mop up the remaining, roughly $28 million in 2017, 2018, and then into 2019.

And you can see the $22 million of that sort of actioned, plus the $11 million we expect to pick up in 2017, will result in about $22 million of cost realization in 2017, and an additional $29 million in 2018, and beyond.

Many of the costs are through workforce rationalization, lots in the back office. You don't need two CEOs or two CFOs or two general counsels, two heads of HR, et cetera.

There's some ability for us, as we consolidate renewal books, to better align sales management and the sales and marketing organization. We have lots of opportunities in operations and IT. And we've already consolidated a number of facilities. So we don't need three offices in New York. We just need one. We don't need two offices in Washington, D.C. We just need one.

We'll also be a driver of synergies on a go-forward basis. And we have a bunch of opportunities that still remain in G&A, as well as indirect spend and vendor consolidation.

When you look at our ability to cross sell, and I mentioned that on the prior page, just about $10 million since the close of the transaction. We've got, roughly, 13,000 customers on the Cision side in the U.S., about 16,000 on the PR Newswire side, if we don't count the overlap in customers. And that overlap in customer set in the middle is roughly 2,600.

We think just in the U.S., the cross sell opportunity is $50 million-plus, that we can pick up over the next couple years. And we really only scratched the surface here. As we roll similar services and offerings out around the globe, there are opportunities for us to cross sell in Europe, in Canada, and a number of other healthy locations.

11

On slide 22, as I mentioned before, a pretty attractive business subscription model, recurring revenue, very low CapEx. Our CapEx is less than 5% of revenues on an annual basis. And this is going to drive a ton of free cash flow, which we have a lot of flexibility with doing things that will enhance shareholder value.

We also intend post this transaction, to go out and refinance the remaining debt that sits out there post using the proceeds in this transaction to pay down the second lien.

And the combination of the low CapEx, our ability to reduce annual interest expense, our ability to lower leverage, and $97 million of an NOL that sits out there that we can use to shield taxes on a go-forward basis, really provides some pretty significant free cash flow.

If you look at the bottom of slide 22, you can see the chart and the graph that we've laid out there. If you sort of use a $10 stock price, our free cash flow yield is double digits out of the gate. And if you look out to 2021, we're talking about, roughly, almost 18% of free cash flow yield. So pretty significant, and affords us the opportunity to go out and do nice tuck-ins, accretive, strategic acquisitions, pay dividends, and other enhancing things that we can do for shareholders.

On slide 23, one of the things that we'll intend to do is rapidly pay down debt with all that free cash flow. Out of the gate, we're about 5.2 times levered at the transaction close. That's excluding unrealized synergies. If you include those realized synergies, we're at 4.6 times out of the gate.

Our expectation is we can drive net leverage down to 3.7 times by the end of 2018. And that turn and a half of de-leveraging accretes to the equity holders.

And I'm now going to turn the baton back over to Mark Ein, who will pick up on slide 24.

Mark Ein: Thank you, Jack, and thank you, Kevin. I think you guys did a terrific job of talking about why this is such a special company and a special opportunity and then why the financial characteristics of this Company were so attractive for us and why we think they should be so attractive to our and other public market shareholders.

If we turn to page 24, I'll talk a little bit about the business combination. You see the total value is just under $2.4 billion. That equates to a 2017 adjusted EBITDA multiple of 10.5, and a 2018 adjusted EBITDA multiple of 9.2.

Importantly, GTCR management and all other existing Cision shareholders are rolling 100% of their investment into the new company. No one is taking any money out in this merger and combination.

The funds from the merger will go to be used to pay down the second lien debt at Cision. And after the transaction, the Company will consider additional options to continue to optimize its capital structure. But just paying down the second lien debt frees up considerable cash flow, as Jack described.

12

The GTCR current shareholders agreed to take six million of their shares that they're receiving in consideration in the form of an earnout. Two million shares each become earned when the stock price hits $13, $16, and $19. And we were very pleased that they agreed to take this amount of consideration and align it with the new public shareholders.

We expect the transaction to close in the second quarter of 2017. And as you can see in the pie chart, the public will own roughly 32% of the Company, post combination.

If we now turn to page 25, we'll talk about some of the comparable companies that we looked at when we priced this transaction.

What you will see is that the Company is priced at a significant discount to the comparable set. And then it's economic characteristics are actually more attractive than most of the companies in those comp sets.

First of all, if you look at valuation, it is 10.5 times 2018 adjusted EBITDA. It's considerably below the 14.3 times multiple for the information services companies, and 14.9 times for the enterprise software companies.

The free cash flow yield that Jack highlighted and that was a very important component of our investment thesis at 10.5% is over double the median for the information services comps and also over double the median for the enterprise software comps.

If you turn to page 26, you'll see the financial metrics of Cision compared to the companies in these comp sets.

When you look at projected revenue growth at 6.4%, it's greater than the average of the companies in the information services comp set, and it's just about on par with the comp set for enterprise software.

If you look at EBITDA growth over the next several years at Cision at 13.8%, is again more than double the median for the information services comp set, and it's meaningfully greater than the 8.8% for the enterprise software comp set.

And lastly, when you look at EBITDA margins today at 36.2%, it's slightly under the median for the information services comps and it's greater than the 26.5% for the enterprise software comps. But as Jack said, there's 500 basis points of synergies still from the PR Newswire acquisition, which will then put it right on top of the 41% median for the information services comps.

If you turn to page 27, and in conclusion, we're very pleased to partner with GTCR in this transaction. They are one of the best and most well-regarded private equity firms in the world. This is the playbook. This is what they do. They create great companies generally through acquisitions and then recruiting world-class teams. And they have a lot of experience in related industries to the industry that Cision has done.

This is one of the largest investments they've made. And again, they're rolling 100% of their investment into this transaction.

We're thrilled to make Cision our third business combination from a SPAC. And together with the world-class management team that you met today and our new partners at GTCR, we are thrilled to continue to grow and build Cision and a continued leadership in a very important and growing earned media space.

We thank you for joining us on the call today, and we hope that you will join us as shareholders as we all go together into this very exciting future. Thank you.

Operator: Thank you. The conference has now concluded. Thank you for attending today's presentation. You may now disconnect.

13

Participants in the Solicitation

Capitol Acquisition Corp. III (“Capitol”) and Canyon Holdings S.À R. L. and its affiliates (“Cision”) and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Capitol’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Capitol’s directors and officers in Capitol’s filings with the SEC, including Capitol’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on March 10, 2017.  Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Capitol’s shareholders in connection with the proposed business combination will be set forth in the Registration Statement for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the Registration Statement that Capitol intends to cause the Company to file with the SEC.

INVESTORS AND SECURITY HOLDERS OF CAPITOL AND CISION ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about Capitol and Cision once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.  Copies of the documents filed with the SEC by Capitol and/or Cision when and if available, can be obtained free of charge on Capitol’s website at www.capitolacquisition.com or by directing a written request to Capital Acquisition Corp. III, 509 7th Street NW, Washington D.C. 20004 or by emailing info@capitolacquisition.com; and/or on Cision’s website at www.cision.com or by directing a written request to Cision, 130 East Randolph St. 7th Floor, Chicago, IL 60601 or by emailing askcision@cision.com.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

This communication includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Capitol’s or Cision’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include:  the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by Capitol stockholders; the ability to meet NASDAQ’s listing standards following the consummation of the transactions contemplated by the proposed business combination; costs related to the proposed business combination; Cision’s ability to execute on its plans to develop and market new products and the timing of these development programs; Cision’s estimates of the size of the markets for its solutions; the rate and degree of market acceptance of Cision’s solutions; the success of other competing technologies that may become available; Cision’s ability to identify and integrate acquisitions; the performance and security of Cision’s services; potential litigation involving Capitol or Cision; and general economic and market conditions impacting demand for Cision’s services.  Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. Neither Capitol nor Cision undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

14